May 27, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Registration Statement on Form S-1

Filed April 1, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated May 12, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed May 3, 2022 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience we will deliver a copy of Amendment No. 2 as well as a copy of Amendment No.2 marked to show all changes made since the filing of Amendment No.1.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 2 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-1

Summary Historical Financial and Other Data, page 17

1.Please revise footnote (1) to indicate that the as adjusted amounts give effect to the sale of 3,000,000 units in this offering rather than shares of your units. Similarly, revise the second bullet point preceding the capitalization table on page 39 to indicate that the as adjusted column gives effect to the issuance and sale of 3,000,000 units rather shares of Class A common stock.

Response: In response to the Staff’s comment, the Company revised the footnote following the table of Balance Sheet Data at page 18 of Amendment No. 2. to reference Units rather than shares. In addition, the Company corrected the second bullet under Capitalization at page 39 of Amendment No. 2. to reference Units rather than shares.

Use of Proceeds, page 38

2.Please consider expanding your disclosure to provide the approximate dollar value of the percentage of proceeds that will be used for each identified purpose.

Response: In response to the Staff’s comment, the Company has included both an approximate percentage value and an approximate dollar value for the Use of Proceeds at page 38 of Amendment No. 2.

Signatures, page 103

3.We note you have publicly filed your registration statement. In your next amendment, please ensure that the registration statement is signed by the registrant, its principal executive officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions.

Response: In response to the Staff’s comment, Amendment No. 2 has been signed by the registrant and its principal executive officer, principal financial officer, principal accounting officer, and all members of the board of directors.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page F-7

4.We note your response to prior comment 10 where you explain why you believe the guidance in FASB ASC 805-50-45 does not require you to retrospectively adjust the financial statements as of and for the fiscal year ended December 31, 2020 for the equity share exchange. However, this reorganization of entities under common control results in a change in reporting entity, and the guidance in FASB ASC 250-10-45-21 requires this change to be retrospectively applied to all financial statements presented.

Further, FASB ASC 260-10-55-17 states that for reorganizations, EPS computations shall be based on analysis of the particular transaction and the provisions of FASB ASC 260. We view the exchange of units for common stock as a change in capital structure that is akin to a stock split. As such, FASB ASC 260-10-55-12 requires retrospective application to prior financial reporting periods for EPS purposes.

Please consider the guidance we have provided and revise the financial statements as of and for the fiscal year ended December 31, 2020 accordingly.

Response: In response to the Staff’s comment, the Company has adjusted the financial statements for the fiscal years ended 2020 and 2021 for the equity share exchange, including adjusting the EPS computations according to the provisions of FASB ASC 260.

Revised Financial Statements, page F-7

5.We note the revisions you have made to correct the error in your financial statements as of and for the fiscal year ended December 31, 2021 in response to our prior comment 12. We also note that you will need to make revisions to your financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 to retrospectively adjust for the equity share exchange occurring on October 4, 2021. Please make arrangements for your auditor to revise its report to include an explanatory paragraph concerning the restatements. In addition, please expand your disclosure of this revision to include the effect of the correction on each financial statement line item and per share amounts affected as required by FASB ASC 250-10-50-7(a). Finally, throughout the filing please modify headers to columnar information that includes restated amounts to indicate such information has been restated.

Response: In response to the Staff’s comment, the Company has adjusted the financial statements for the fiscal years ended 2020 and 2021 for the equity share exchange, including expanding our disclosure by restating the financial statements to include the effect of the corrections on each financial statement line item and per share amounts affected as required by FASB ASC 250-10-50-7(a). Also, see revised auditor report which includes an explanatory paragraph concerning the restatements.

Exhibits

6.Please file the Form of Pre-funded Warrant Agent Agreement and your outstanding exhibits to the registration statement for review.

Response: The Company has filed the Form of Pre-funded Warrant Agent Agreement and Form of Pre-funded Warrant with this Amendment No. 2.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan

Enclosures